UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-35270

TUDOU HOLDINGS LIMITED

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District

Shanghai 200032, People’s Republic of China

(86-21) 5170-2355

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUDOU HOLDINGS LIMITED

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang
Title:	Chief Executive Officer

Date: December 20, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release Regarding Appointment of New Chief Financial Officer	4

Exhibit 99.1

Tudou Announces Appointment of

New Chief Financial Officer

(December 20, 2011 – Shanghai, China) Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou” or the “Company”), a leading online video company in China, today announced that its board of directors has appointed Ms. Bin Yu, the Company’s Vice President of Finance, to serve as Chief Financial Officer (“CFO”) effective January 1, 2012. Ms. Yu replaces Mr. Sam Yung King Lai, who will be resigning from his position as CFO effective December 31, 2011 due to personal reasons. Mr. Lai remains a member of the board of directors.

Ms. Yu, currently Tudou’s Vice President of Finance, has been working at Tudou since July 2010. Previously, she served in KPMG’s audit practice in both China and the United States for over 11 years. During that time, Ms. Yu advised multinational and Chinese clients, including private companies and those listed on U.S. exchanges. Ms. Yu is a Certified Public Accountant certified by the Accountancy Board of Ohio and received her Master’s Degree in Accounting from the University of Toledo.

“Mr. Lai played an important role as our CFO. On behalf of management, I would like to thank Mr. Lai for his dedication during his tenure as CFO, and wish him all the best in his future endeavors,” stated Gary Wang, Founder, Chairman and Chief Executive Officer of Tudou. “Moving ahead, we believe Ms. Yu will excel in her expanded responsibilities in leading Tudou’s finance activities. We believe her proven financial expertise, deep dedication and knowledge of our Company will continue to add significant value in helping execute Tudou’s future growth plans.”

About Tudou.com:

Tudou.com is a leading online video company in China, where users can upload, view and share videos. The Company’s comprehensive video content library includes user generated videos, premium licensed content and made-for-Internet, in-house produced original series. The Company is also a key supporter of aspiring artists through various initiatives including Warehouse No. 6, its independent talent incubator; “Orange Box,” its in-house production program; and its annual Tudou Video Festival. Tudou’s vision is to build an online community of video enthusiasts where people can find what they want to watch, share what they create and connect with like-minded people.

Investor Relations Contact:

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4884

IR@tudou.com

SOURCE: Tudou

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terms such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the Company’s strategic and operational plans contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies, initiatives and plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s services under development or planning; the Company’s ability to attract users and advertisers and enhance its brand recognition; and the ability of the online video and advertising industry in China to grow at rates projected by market data, or at all. Any of the foregoing risks may materially adversely affect the Company’s business and the market price of its ADSs. In addition, the rapidly changing nature of the online video and advertising industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.